J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

November 18, 2020

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”)

JPMorgan BetaBuilders MSCI US REIT ETF (the “Fund”)

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 288

Dear Ms. White:

This letter is in response to the comments you provided telephonically with respect to the filing related to the Fund. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

PROSPECTUS

1.	Comment: Please provide the methodology for the Fund’s underlying index, MSCI US REIT Custom Capped Index (the “Underlying Index”).

Response: The methodology is attached as exhibit A to this letter.

2.

Comment: Supplementally, please explain what the word “Custom” refers to in the Underlying Index’s name. Please explain whether the Underlying Index was created specifically for the Fund and if the Fund or its adviser had any input in its design.

Response: Please note that as MSCI finalized the Underlying Index, the name was changed from MSCI USA/REIT 25-50 Custom Index to MSCI US REIT Custom Capped Index. However, since the new name still includes the word “Custom,” we want to explain that the Underlying Index is described as a custom index because it is different from the MSCI US REIT Index (the “Current Index”). The Underlying Index includes a capping methodology which will prevent the aggregate weight of issuers representing over 5% of the Underlying Index from exceeding a maximum of 25% of the Underlying Index so that the Fund, in seeking to track the Underlying Index, will be able to invest in a manner consistent with the

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Fund’s classification as “diversified” under the Investment Company Act of 1940 (the “1940 Act”). The Fund’s adviser asked MSCI to create the Underlying Index because the Current Index has become less diversified over time and as a diversified fund, the Fund could incur tracking error in the future because the Fund would not be able to track the Current Index. In the development of the Underlying Index, the adviser discussed with MSCI the frequency of the capping process so that the Underlying Index would both meet 1940 Act diversification requirements and minimize additional tracking error from the Current Index.

3.

Comment: In the first paragraph of “What are the Fund’s main investment strategies?” on page 1 of the prospectus, please clarify the meaning of the underlined portions of the following statement: To be included initially in the Underlying Index, an equity REIT must meet certain criteria established by the index provider, including meeting a minimum market capitalization threshold, as well as a liquidity threshold based on a number of factors, including trading volume and frequency of trading. In addition, please consider disclosing the “minimum market capitalization threshold.”

Response: With respect to the minimum market capitalization threshold, the disclosure is included to explain that there are some REITs that are too small to be included in the Underlying Index. We have disclosed what the capitalization of the smallest REIT is as of a recent date so we respectfully believe that the disclosure is sufficient.

With respect to the liquidity threshold, we disclose that the Underlying Index considers factors such as a REIT’s trading volume and the frequency of its trading, so respectfully believe that the current disclosure is also sufficient.

4.	Comment: Given the impact of the COVID-19 pandemic, consider whether there is a need for sub-sector risk disclosure.

Response: We have reviewed the current risk disclosure relating to both real estate securities risk and general market risk (which has been updated to include COVID risk) and believe that the disclosure sufficiently covers the applicable risks.

5.

Comment: The current disclosure in the first paragraph of “What are the Fund’s main investment strategies?” on page 1 of the prospectus lists various types of REITs that the Fund may invest in. Please consider whether to replace the list with a breakdown showing the approximate weight of each type of REIT as of a recent date.

Response: Information similar to the requested information is included on the Fund’s website and is updated monthly. We believe that having this information on the website is more helpful than adding information to the prospectus since it is updated regularly. We would also note that this level of detail about portfolio holdings is typically only included in the prospectus for certain types of funds, such as asset allocation funds. As a result, we respectfully decline to revise the disclosure.

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6.	Comment: In the footnote to the average annual total returns table, please clarify what is meant by stating that the change will “allow the Fund to operate more effectively as a diversified fund.”

Response:  The reference to 25-50 in the Underlying Index’s original name indicated that the Underlying Index was subject to a capping methodology that would require it to cap securities’ weightings in a way that allows a fund that seeks to track the Underlying Index to meet the IRS diversification requirements for regulated investment companies. As discussed above, the new capping methodology will require additional capping of the securities’ weightings in a way that allows the Fund to seek to track the Underlying Index closely and still operate as a diversified fund under the 1940 Act. As a result, we do not believe that the footnote needs to be clarified. We will, however, add disclosure to the first paragraph of “What are the Fund’s main investment strategies?” to explain in more detail how the Underlying Index is capped in order to allow the Fund operate as a diversified fund.

7.	Comment: If the Fund is a party to a sublicense agreement for the Underlying Index, please file the agreement as an exhibit to the Trust’s registration statement.

Response:  The sublicense agreement for the Fund will be updated to reflect the new Underlying Index and will be filed with the Trust’s registration statement prior to the effectiveness of the change to the Underlying Index.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Secretary

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Exhibit A

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MSCI US REIT Custom Capped Index | October 2020

MSCI US REIT Custom Capped Index

Parameter Sheet for Customization/Calculation Methodology

October 2020

OCTOBER 2020

MSCI US REIT Custom Capped Index | October 2020

1

Introduction

The MSCI US REIT Custom Capped Index (the “Index”) is constructed by applying the MSCI 25/50 Indexes methodology[1] to the MSCI UR REIT Index, with index-specific modifications. The Index is subject to the following constraints:

•  The weight of any group entity cannot exceed 22.5% of the index weight

•  The sum of weights of all group entities weighted above 4.75% cannot exceed 24% of the index weight

The Index also ensures compliance to these constraints on a daily basis, and rebalances, should the weights breach these pre-determined thresholds.

[1] Please refer to the MSCI 25/50 Indexes methodology at www.msci.com/index-methodology

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MSCI US REIT Custom Capped Index | October 2020

2 2.1	Constructing the MSCI US REIT Custom Capped Index DEFINING THE PARENT INDEX The Parent Index for the MSCI US REIT Custom Capped Index is the MSCI US REIT Index.
2.2

APPLYING THE MSCI 25/50 INDEXES METHODOLOGY

At each index review, the weight of any single group entity in the MSCI US REIT Index is constrained at 22.5%. Additionally, the sum of weights of all group entities weighted above 4.5% (4.75% less 5.26% buffer) in the MSCI US REIT Index is capped at 22.5% (24% less 6.25% buffer) of the total index weight

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MSCI US REIT Custom Capped Index | October 2020

3 3.1

Maintaining the MSCI US REIT Custom Capped Index

QUARTERLY INDEX REVIEWS

The Index is rebalanced on a quarterly basis, coinciding with the May and November Semi-Annual Index Reviews and the February and August Quarterly Index Reviews of the MSCI US REIT Index. The pro forma indexes are in general announced nine business days before the effective date.

3.2

REBALANCING DUE TO NON-COMPLIANCE

The Index also rebalances on an “as needed” basis. This means that the Index is rebalanced at the end of any day on which the following constraints are breached:

•  Any single group entity at 22.5%

•  Sum of weights of all group entities weighted above 4.75% at 24%

The breach of the constraints can be, for example, triggered by the market performance of one constituent.

The rebalancing of the Index in this case is done relative to the existing constituents’ weights, as opposed to rebalancing relative to the constituents’ weights in the Parent Index.

3.3	ONGOING EVENT RELATED CHANGES Corporate Events are reflected in the MSCI US REIT Custom Capped Index in accordance with the MSCI 25/50 Indexes methodology.

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MSCI US REIT Custom Capped Index | October 2020

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OCTOBER 2020

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